FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016

Commission File No. 000-16353

37 CAPITAL INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

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SUBMITTED HEREWITH

Exhibit 33.1	Certification of CEO
Exhibit 33.2	Certification of CFO
Exhibit 99.1	Interim Financial Statements September 30, 2016
Exhibit 99. 2	Interim MD&A September 30, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

November 23, 2016

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